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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 NORTHAMPTON STREET, P.O. BOX 1659
(No. and Street)

EASTON (City) PA (State) 18044-1659 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. HENRY D'ALBERTO (610) 559-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO.,LLP
(Name – *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD., SUITE 102, ALLENTOWN, PA 18104
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FINANCIAL ASSOCIATES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Roseanne V. Prasse, Notary Public
East Stroudsburg Boro, Monroe County
My Commission Expires June 10, 2008
Member, Pennsylvania Association Of Notaries

Signature

PRESIDENT

Title

Notary Public

WEALTH OF PENNSYLVANIA
Notarial Seal
Prasse, Notary Public
Boro, Monroe County
Expires June 10, 2008
Association Of Notaries

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying statements of financial condition of American Financial Associates, Inc. as of December 31, 2006 and 2005, and the related income statements and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2006 and 2005, and the results of it's operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

February 13, 2007
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,229	$ 4,628
Certificate of deposit	34,153	31,164
Commissions receviable	12,832	23,083
TOTAL CURRENT ASSETS	52,214	58,875
FIXED ASSETS		
Office Equipment	53,359	53,359
Furniture & Fixtures	1,781	1,780
Less: Accumulated depreciation	(53,884)	(53,148)
TOTAL FIXED ASSETS	1,256	1,991
OTHER ASSETS		
Deposits with clearing organizations and others	5,000	5,000
TOTAL ASSETS	$ 58,470	$ 65,866
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 3,065	$ 2,462
Bank overdrafts	2,128	2,007
Commissions payable	9,624	15,051
Loan payable - officer	6,000	6,000
TOTAL CURRENT LIABILITIES	20,817	25,520
STOCKHOLDERS EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained (deficit)	(43,997)	(41,304)
TOTAL STOCKHOLDER'S EQUITY	37,653	40,346
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 58,470	$ 65,866

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions	$ 665,551	$ 700,105
Interest income	1,375	765
Miscellaneous income	11,157	11,169
TOTAL REVENUES	678,083	712,039
SELLING EXPENSES	546,723	583,862
GENERAL AND ADMINISTRATIVE EXPENSES	134,053	129,065
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	680,776	712,927
NET LOSS	(2,693)	(888)
RETAINED DEFICIT - BEGINNING OF YEAR	(41,304)	(40,416)
RETAINED DEFICIT - END OF YEAR	$ (43,997)	$ (41,304)

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,693)	$ (888)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Items in net income not affecting cash:		
Depreciation	736	807
(Increase) decrease in current assets:		
Commissions receivable	10,251	(8,320)
Certificate of deposit	(2,990)	(750)
Increase (decrease) in current liabilities:		
Accounts payable	604	(122)
Bank overdrafts	120	(54)
Commissions payable	(5,427)	3,979
TOTAL ADJUSTMENTS	3,294	(4,460)
NET CASH PROVIDED BY OPERATING ACTIVITIES	601	(5,348)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of fixed assets	-	(1,250)
NET CASH USED IN INVESTING ACTIVITIES	-	(1,250)
NET INCREASE IN CASH	601	(6,598)
CASH AT BEGINNING OF YEAR	4,628	11,226
CASH AT END OF YEAR	$ 5,229	$ 4,628
SUPPLEMENTARY DISCLOSURES:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with maturities of three months or less. There were no cash equivalents at December 31, 2006 or 2005.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2006 or 2005.

Use of Estimates

Generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Depreciation

Equipment and furniture are stated at cost and are depreciated under accelerated cost recovery systems permitted for federal income tax purposes over estimated useful lives of five to seven years. Depreciation was $736 and $807 respectively for 2006 and 2005.

Maintenance and Repairs

Property and equipment are carried at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES-continued

Rent Expense

The Company has a month-to-month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $10,800 for 2006 and 2005.

Commissions Receivable

Commissions' receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. No allowance for doubtful accounts has been provided for as the continuing relationships over many years has assured collection.

NOTE B – OTHER ASSETS

Other assets consisted of the following at:

	2006	2005
Fidelity Destiny Reserve Account	$ 5,000	$ 5,000
Total	$ 5,000	$ 5,000

NOTE C – COMPUTATION OF NET CAPITAL

		2006	2005
Gross capital		$ 37,654	$ 40,346
Add:	Liabilities subordinated to claims of general creditors allowable in computation of net capital	6,000	-
Deduct	Non-allowable Assets - Property, and Equipment, and Prepaid Expenses	(11,102)	(6,992)
Net capital		$ 32,552	$ 33,354
Excess net capital		$ 27,552	$ 28,354
Allowable aggregate indebtedness (12 times net capital)		$ 390,624	$ 400,248
Actual aggregate indebtedness		$ 16,321	$ 19,775

NOTE D – CERTIFICATE OF DEPOSIT

A certificate of deposit was purchased from Soverign Bank on November 19, 2003 in the amount of $30,000. The term is nine months and bears interest at 4.40 percent annually. The certificate of deposit has been continually renewed every six months. The value of the certificate of deposit was $34,153 and $31,164 at December 31, 2006 and 2005, respectively.

NOTE E - ADVERTISING COST

Advertising costs of $575 and $2,559 were incurred for the years ended December 31, 2006 and 2005, respectively. All advertising costs are expensed as incurred.

NOTE F – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
American Financial Associates, Inc.

In planning and performing our audit of the accompanying financial statements and supplementary schedule of American Financial Associates, Inc. (the Company), for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error and fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and Is not intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

February 13, 2007
Allentown, PA

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the year ended December 31, 2006 and 2005, and have issued our report thereon dated February 13, 2007. Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the following statements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

February 13, 2007
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
SELLING EXPENSES		
Advertising	$ 575	$ 2,559
Auto lease and expense	4,414	5,180
Commissions	534,743	564,389
Entertainment	395	1,253
Meetings	1,322	217
Public relations	-	422
Regulatory fees	4,658	8,910
Training programs	-	39
Travel	616	893
TOTAL SELLING EXPENSES	546,723	583,862
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank and other charges	2,240	698
Bookkeeping	-	652
Computer expenses	6,289	5,885
Contributions	170	120
Depreciation	736	807
Dues and subscriptions	687	615
Employee benefits	10,544	11,282
Insurance	4,357	2,145
Licenses and permits	440	876
Miscellaneous	201	42
Office suppplies	2,434	4,716
Outside services	-	450
Payroll taxes	5,762	6,051
Postage	2,188	2,719
Professional fees	10,583	5,470
Rent	10,800	10,800
Repairs and maintenance	623	398
Salaries	64,856	66,135
Sales expenses	-	502
Taxes - other	1,737	1,040
Telephone	7,672	5,710
Utilities	1,734	1,952
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	134,053	129,065
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 680,776	$ 712,927

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2006 AND 2005

		Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
		2006	2005	2006	2005	2006	2005
A)	Gross Capital	$ 37,493	$ 36,878	$ 161	$ 3,468	$ 37,654	$ 40,346
B)	Add:						
	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-	6,000	-	6,000	-
C)	Deduct:						
	Total nonallowable assets from Statement of Financial Condition	(11,102)	(6,992)	-	-	(11,102)	(6,992)
	Net capital	$ 26,391	$ 29,886	$ 6,161	$ 3,468	$ 32,552	$ 33,354

		2006	2005
A)	Reconciliation of Adjustments:		
	Adjustments to Gross Capital:		
	Adjustment to receivables	$ (4,845)	$ -
	Adjustment to payables	3,633	2,261
	Adjustment for voided checks	-	458
	Adjustment to Certificate of Deposit	1,373	749
	2005 addition of liabilities subordinated to claims of general creditors allowable in computation of net capital	6,000	-
	Total Adjustments	$ 6,161	$ 3,468

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Beginning Liability - January 1	$ -	$ 6,000
Additions:	6,000	-
Subtractions:	-	6,000
Ending Balance - December 31	$ 6,000	$ -

AMERICAN FINANCIAL ASSOCIATES, INC.
FINANCIAL STATEMENT DISTRIBUTION LIST
DECEMBER 31, 2006

	Copies
American Financial Associates, Inc. 1700 Northampton Street PO Box 1659 Easton, PA 18044-1659	5
NASD Member Regulation Programs/Systems Support 9509 Key West Avenue, 3rd Floor Rockville, MD 20850	1
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549	1
Securities and Exchange Commission Mellon Independence Center 701 Market Street Suite 2000 Philadelphia, PA 19106	1
Securities and Exchange Commission 233 Broadway New York, NY 10279	1

END